FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.    Yes     No X
            ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________





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Materials Contained in this Report:

I. Information made public by way of press release with respect to the registrant's results of operations for the six months ended September 30, 2004.

     o    Press release

     o    Highlights of FY2005 semi-annual consolidated financial results

     o    Highlights of FY2005 semi-annual unconsolidated financial results

II. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations for the six months ended September 30, 2004:

     o FY2005 semi-annual consolidated financial results, prepared in accordance with U.S. GAAP

     o FY2005 semi-annual unconsolidated financial results, prepared in accordance with Japanese GAAP

     o    Supplemental information

     o Financial summary, including consolidated financial statements, prepared in accordance with U.S. GAAP, and unconsolidated financial statements, prepared in accordance with Japanese GAAP



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Toyota Motor Corporation



                                         By: /s/ Masaki Nakatsugawa
                                            --------------------------------
                                             Name:  Masaki Nakatsugawa
                                             Title: General Manager of
                                                    Accounting Division



Date:  November 1, 2004